SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                           FORM 12b-25
                  Notification of Late Filing
                 Commission File Number 0-24030
(Check one)
[X] Form 10-K and Form 10-KSB
[ ] Form 11-K
[ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR For period ended June 30, 1998
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

     For transition period ended ________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
relates:_______________
_________________________________________________________________

                            PART I
                    REGISTRANT INFORMATION

Full name of registrant:              THE PANDA PROJECT, INC.
Former name if applicable:            _________________
Address of principal
 executive offices:                   951 Broken Sound Prkwy, NW
City, State and Zip Code:             BOCA RATON, FLORIDA
                                      33487

                           PART II
                    RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed.
(Check appropriate box.)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

                           PART III
                          NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or other transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On May 18, 1999 the Panda Project, Inc. entered into a definitive agreement to sell its intellectual property portfolio and certain fixed assets related to the semiconductor and interconnect business. Management of the Company is spending the majority of its time on these matters which has made the timely filing of the Form 10-K impracticable without unreasonable effort or expense.

On February 18, 2000 the shareholders approved the transaction, the Helix loan has been assumed by Silicon Bandwidth, Inc. The Company is still in the process of finalizing the Shareholder Agreement with Silicon Bandwidth which is incomplete as of March 30, 2000.

                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Melissa F. Crane
Acting Chief Financial Officer        (561)     994-2300
        (Name)                     (Area Code) (Telephone No.)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                          [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     THE PANDA PROJECT, INC.
          (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000              By: /s/ Melissa F. Crane
                                  --------------------------
                                      Melissa F. Crane
                                      Acting Chief Financial
                                      Officer